Exhibit 99.1

NIO Inc. Reports Unaudited Fourth Quarter and Full Year 2025 Financial Results

Quarterly Adjusted Profit From Operations (non-GAAP) Reached RMB1,251.3 Million (US$178.9 Million)i

Quarterly Total Revenues Reached RMB34,650.2 Million (US$4,954.9 Million)

Quarterly Vehicle Deliveries Were 124,807 Units

Full Year Total Revenues Reached RMB87,487.5 Million (US$12,510.5 Million)

Full Year Vehicle Deliveries Were 326,028 Units

SHANGHAI, China, March 10, 2026 (GLOBE NEWSWIRE) -- NIO Inc. (NYSE: NIO; HKEX: 9866; SGX: NIO) (“NIO” or the “Company”), a pioneer and a leading company in the global smart electric vehicle market, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2025.

Operating Highlights for the Fourth Quarter and Full Year of 2025

•	Vehicle deliveries were 124,807 in the fourth quarter of 2025, representing an increase of 71.7% from the fourth quarter of 2024, and an increase of 43.3% from the third quarter of 2025. The deliveries consisted of 67,433 vehicles from the Company’s premium smart electric vehicle brand NIO, 38,290 vehicles from the Company’s family-oriented smart electric vehicle brand ONVO, and 19,084 vehicles from the Company’s small smart high-end electric car brand FIREFLY.

Key Operating Results

	2025 Q4	2025 Q3	2025 Q2	2025 Q1
Deliveries	124,807	87,071	72,056	42,094

	2024 Q4	2024 Q3	2024 Q2	2024 Q1
Deliveries	72,689	61,855	57,373	30,053

Financial Highlights for the Fourth Quarter of 2025

•	Vehicle sales were RMB31,606.2 million (US$4,519.6 million) in the fourth quarter of 2025, representing an increase of 80.9% from the fourth quarter of 2024 and an increase of 64.6% from the third quarter of 2025.

•	Vehicle marginii was 18.1% in the fourth quarter of 2025, compared with 13.1% in the fourth quarter of 2024 and 14.7% in the third quarter of 2025.

1

•	Total revenues were RMB34,650.2 million (US$4,954.9 million) in the fourth quarter of 2025, representing an increase of 75.9% from the fourth quarter of 2024 and an increase of 59.0% from the third quarter of 2025.

•	Gross profit was RMB6,074.1 million (US$868.6 million) in the fourth quarter of 2025, representing an increase of 163.1% from the fourth quarter of 2024 and an increase of 100.8% from the third quarter of 2025.

•	Gross margin was 17.5% in the fourth quarter of 2025, compared with 11.7% in the fourth quarter of 2024 and 13.9% in the third quarter of 2025.

•	Profit from operations was RMB807.3 million (US$115.4 million) in the fourth quarter of 2025, compared with loss from operations of RMB6,032.9 million in the fourth quarter of 2024 and RMB3,521.5 million in the third quarter of 2025. Excluding share-based compensation expenses, adjusted profit from operations (non-GAAP) was RMB1,251.3 million (US$178.9 million) in the fourth quarter of 2025, compared with adjusted loss from operations (non-GAAP) of RMB5,543.6 million in the fourth quarter of 2024 and RMB2,776.1 million in the third quarter of 2025 (which also excluded organizational optimization charges).

•	Net profit was RMB282.7 million (US$40.4 million) in the fourth quarter of 2025, compared with net loss of RMB7,111.5 million in the fourth quarter of 2024 and RMB3,480.5 million in the third quarter of 2025. Excluding share-based compensation expenses, adjusted net profit (non-GAAP) was RMB726.8 million (US$103.9 million) in the fourth quarter of 2025, compared with adjusted net loss (non-GAAP) of RMB6,622.2 million in the fourth quarter of 2024 and RMB2,735.1 million in the third quarter of 2025 (which also excluded organizational optimization charges).

•	Cash and cash equivalents, restricted cash, short-term investment and long-term time deposits were RMB45.9 billion (US$6.6 billion) as of December 31, 2025.

Key Financial Results for the Fourth Quarter of 2025

(in RMB million, except for percentage)

	2025 Q4	2025 Q3	2024 Q4	% Changeiii
				QoQ	YoY
Vehicle Sales	31,606.2	19,202.3	17,475.6	64.6%	80.9%
Vehicle Margin	18.1%	14.7%	13.1%	340bp	500bp

Total Revenues	34,650.2	21,793.9	19,703.4	59.0%	75.9%
Gross Profit	6,074.1	3,024.6	2,308.9	100.8%	163.1%
Gross Margin	17.5%	13.9%	11.7%	360bp	580bp

Profit/(Loss) from Operations	807.3	(3,521.5)	(6,032.9)	N/A	N/A
Adjusted Profit/(Loss) from Operations (non-GAAP)	1,251.3	(2,776.1)	(5,543.6)	N/A	N/A

Net Profit/(Loss)	282.7	(3,480.5)	(7,111.5)	N/A	N/A
Adjusted Net Profit/(Loss) (non-GAAP)	726.8	(2,735.1)	(6,622.2)	N/A	N/A

2

Financial Highlights for the Full Year of 2025

•	Vehicle sales were RMB76,883.9 million (US$10,994.2 million) for the full year of 2025, representing an increase of 32.0% from the previous year.

•	Vehicle margin was 14.6% for the full year of 2025, compared with 12.3% for the previous year.

•	Total revenues were RMB87,487.5 million (US$12,510.5 million) for the full year of 2025, representing an increase of 33.1% from the previous year.

•	Gross profit was RMB11,915.7 million (US$1,703.9 million) for the full year of 2025, representing an increase of 83.5% from the previous year.

•	Gross margin was 13.6% for the full year of 2025, compared with 9.9% for the previous year.

•	Loss from operations was RMB14,041.2 million (US$2,007.9 million) for the full year of 2025, representing a decrease of 35.8% from the previous year. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB11,512.8 million (US$1,646.3 million) in 2025, representing a decrease of 42.3% from the previous year.

•	Net loss was RMB14,942.6 million (US$2,136.8 million) for the full year of 2025, representing a decrease of 33.3% from the previous year. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB12,414.2 million (US$1,775.2 million) for the full year of 2025, representing a decrease of 39.4% from the previous year.

Key Financial Results for Full Year 2025

(in RMB million, except for percentage)

	2025	2024	% Changeiii
Vehicle Sales	76,883.9	58,234.1	32.0%
Vehicle Margin	14.6%	12.3%	230	bp

Total Revenues	87,487.5	65,731.6	33.1%
Gross Profit	11,915.7	6,492.8	83.5%
Gross Margin	13.6%	9.9%	370	bp

Loss from Operations	(14,041.2)	(21,874.1)	-35.8%
Adjusted Loss from Operations (non-GAAP)	(11,512.8)	(19,945.6)	-42.3%

Net Loss	(14,942.6)	(22,401.7)	-33.3%
Adjusted Net Loss (non-GAAP)	(12,414.2)	(20,473.2)	-39.4%

3

Recent Developments

Deliveries in January and February 2026

•	The Company delivered 27,182 vehicles and 20,797 vehicles in January and February 2026, respectively. As of February 28, 2026, the Company had delivered 47,979 vehicles in 2026, with cumulative deliveries reaching 1,045,571.

Investment in Shenji

•	On February 26, 2026, the Company and GeniTech Co., Ltd. (“Shenji”), a subsidiary of the Company, entered into definitive agreements with certain investors in China, pursuant to which the investors will invest an aggregate of RMB2.257 billion in cash to subscribe for Shenji’s newly issued shares. Shenji is primarily responsible for NIO’s intelligent-driving chip related business. Upon completion of the investment transaction, a subsidiary of NIO will continue to hold a controlling equity interest of 62.7% in Shenji, the investors will collectively hold 27.3%, and certain entities holding shares to administer Shenji’s share incentive plan will collectively hold the remaining 10.0%.

Approval of Performance-Based Share Awards to CEO

•	On March 6, 2026, the board of directors of the Company approved the adoption of its 2026 Share Incentive Plan and approved a grant thereunder of 248,454,460 restricted share units of the Company to William Bin Li, founder, chairman, and chief executive officer of the Company. These restricted share units are divided into ten equal tranches, the vesting of which is contingent upon the Company’s achievement of specific performance targets relating to market capitalization and net profits, and Mr. Li’s continued service in key positions.

Increase in Controlling Equity Interest in NIO China

•	In December 2025 and January 2026, the Company entered into agreements with certain investors of NIO China to purchase their holdings of approximately 1.08% of the equity interest of NIO China, which will be settled in three tranches by September 2026, for a total consideration of no more than RMB1.002 billion. Following the completion of the purchases, the Company expects its controlling equity interest in NIO China to increase to 92.9%.

4

CEO and CFO Comments

“In the fourth quarter of 2025, the Company delivered 124,807 smart electric vehicles, representing a year-over-year increase of 71.7%, with quarterly deliveries of our NIO, ONVO and FIREFLY brands each reaching record highs,” said William Bin Li, founder, chairman and chief executive officer of NIO. “For the full year of 2025, total deliveries across the three brands reached 326,028 units, up 46.9% year over year, reflecting our accelerating growth trajectory. We expect total deliveries in the first quarter of 2026 to be between 80,000 and 83,000 units, representing a year-over-year increase of 90.1% to 97.2%.”

“In 2025, the competitiveness of our products across three brands was widely recognized within their respective market segments. The NIO All-New ES8 maintained strong delivery momentum, setting a new monthly delivery record among vehicles priced above RMB400,000. The ONVO L90 also delivered outstanding performance, becoming the best-selling large BEV SUV in 2025. Since its launch, the firefly has maintained a leading position in the premium small car segment. At the same time, our in-house developed core smart EV technologies continued to reach mass production and deployment, enhancing product competitiveness while delivering meaningful cost efficiencies. Looking ahead to 2026, we will continue to invest decisively in our twelve full-stack core technologies, launch new models, enhance the commercial and operational capabilities of our battery swapping and charging network, and continue upgrading our sales and service network.” added William Bin Li.

“In the fourth quarter of 2025, our vehicle margin reached 18.1%, and other sales margin reached 11.9%. These improvements were primarily driven by the strong delivery and revenue growth, an optimized product mix, and cost reduction and efficiency enhancement initiatives. We achieved non-GAAP operating profit of RMB1,251.3 million for the first time on a quarterly basis in the fourth quarter of 2025, marking a major milestone in our operating performance,” said Stanley Yu Qu, NIO’s chief financial officer. “In 2026, we will continue to enhance operational efficiency and optimize cost, and deliver stronger, more sustainable performance for our users, partners and shareholders.”

Financial Results for the Fourth Quarter and Full Year of 2025

Revenues

•	Total revenues in the fourth quarter of 2025 were RMB34,650.2 million (US$4,954.9 million), representing an increase of 75.9% from the fourth quarter of 2024 and an increase of 59.0% from the third quarter of 2025.

•	Total revenues for the full year of 2025 were RMB87,487.5 million (US$12,510.5 million), representing an increase of 33.1% from the previous year.

5

•	Vehicle sales in the fourth quarter of 2025 were RMB31,606.2 million (US$4,519.6 million), representing an increase of 80.9% from the fourth quarter of 2024 and an increase of 64.6% from the third quarter of 2025. The increase in vehicle sales over the fourth quarter of 2024 and the third quarter of 2025 was mainly due to the increase in delivery volume and the higher average selling price driven by a favorable product mix.

•	Vehicle sales for the full year of 2025 were RMB76,883.9 million (US$10,994.2 million), representing an increase of 32.0% from the previous year.

•	Other sales in the fourth quarter of 2025 were RMB3,044.1 million (US$435.3 million), representing an increase of 36.6% from the fourth quarter of 2024 and an increase of 17.5% from the third quarter of 2025. The increase in other sales over the fourth quarter of 2024 was mainly due to (i) the increase in revenues from sales of used cars and technical research and development services, and (ii) the increase in sales of parts, accessories and after-sales vehicle services as a result of the continued growth in the number of users. The increase in other sales over the third quarter of 2025 was mainly due to (i) the increase in revenues from provision of technical research and development services, and (ii) the increase in sales of parts, accessories and after-sales vehicle services as a result of the continued growth in the number of users.

•	Other sales for the full year of 2025 were RMB10,603.6 million (US$1,516.3 million), representing an increase of 41.4% from the previous year.

Cost of Sales and Gross Margin

•	Cost of sales in the fourth quarter of 2025 was RMB28,576.2 million (US$4,086.3 million), representing an increase of 64.3% from the fourth quarter of 2024 and an increase of 52.2% from the third quarter of 2025. The increase in cost of sales over the fourth quarter of 2024 was mainly attributable to the increased delivery volume. The increase in cost of sales over the third quarter of 2025 was mainly attributable to the increased delivery volume and higher average material cost per vehicle driven by changes in product mix.

•	Cost of sales for the full year of 2025 was RMB75,571.8 million (US$10,806.6 million), representing an increase of 27.6% from the previous year.

6

•	Gross profit in the fourth quarter of 2025 was RMB6,074.1 million (US$868.6 million), representing an increase of 163.1% from the fourth quarter of 2024 and an increase of 100.8% from the third quarter of 2025.

•	Gross profit for the full year of 2025 was RMB11,915.7 million (US$1,703.9 million), representing an increase of 83.5% from the previous year.

•	Gross margin in the fourth quarter of 2025 was 17.5%, compared with 11.7% in the fourth quarter of 2024 and 13.9% in the third quarter of 2025. The increase in gross margin over the fourth quarter of 2024 and the third quarter of 2025 was mainly attributable to the increased vehicle margin.

•	Gross margin for the full year of 2025 was 13.6%, compared with 9.9% for the full year of 2024.

•	Vehicle margin in the fourth quarter of 2025 was 18.1%, compared with 13.1% in the fourth quarter of 2024 and 14.7% in the third quarter of 2025. The increase in vehicle margin from the fourth quarter of 2024 and the third quarter of 2025 was mainly attributable to a more favorable product mix.

•	Vehicle margin for the full year of 2025 was 14.6%, compared with 12.3% for the full year of 2024.

Operating Expenses

•	Research and development expenses in the fourth quarter of 2025 were RMB2,026.0 million (US$289.7 million), representing a decrease of 44.3% from the fourth quarter of 2024 and a decrease of 15.3% from the third quarter of 2025. Excluding share-based compensation expenses, adjusted research and development expenses (non-GAAP) were RMB1,744.9 million (US$249.5 million) in the fourth quarter of 2025, compared with adjusted research and development expenses (non-GAAP) of RMB3,291.7 million in the fourth quarter of 2024 and RMB1,938.9 million in the third quarter of 2025 (which also excluded organizational optimization charges). The decrease in research and development expenses over the fourth quarter of 2024 was mainly due to the decreased personnel costs in research and development functions primarily as a result of organizational optimization, and the decreased design and development costs resulting from different stages of development for new products and technologies. The decrease in research and development expenses over the third quarter of 2025 was mainly due to the decreased personnel costs in research and development functions, also driven by organizational optimization.

7

•	Research and development expenses for the full year of 2025 were RMB10,605.0 million (US$1,516.5 million), representing a decrease of 18.7% from the previous year. Excluding share-based compensation expenses and organizational optimization charges, adjusted research and development expenses (non-GAAP) were RMB9,087.0 million (US$1,299.4 million), representing a decrease of 22.6% from the previous year.

•	Selling, general and administrative expenses in the fourth quarter of 2025 were RMB3,537.4 million (US$505.8 million), representing a decrease of 27.5% from the fourth quarter of 2024 and a decrease of 15.5% from the third quarter of 2025. Excluding share-based compensation expenses, adjusted selling, general and administrative expenses (non-GAAP) were RMB3,388.5 million (US$484.5 million) in the fourth quarter of 2025, compared with adjusted selling, general and administrative expenses (non-GAAP) of RMB4,752.4 million in the fourth quarter of 2024 and RMB3,933.1 million in the third quarter of 2025 (which also excluded organizational optimization charges). The decrease in selling, general and administrative expenses over the fourth quarter of 2024 and the third quarter of 2025 was mainly attributable to the decrease in personnel and related costs in marketing and other supporting functions as a result of organizational optimization, as well as the decrease in sales and marketing activities.

•	Selling, general and administrative expenses for the full year of 2025 were RMB16,087.7 million (US$2,300.5 million), representing an increase of 2.2% from the previous year. Excluding share-based compensation expenses and organizational optimization charges, adjusted selling, general and administrative expenses (non-GAAP) were RMB15,215.6 million (US$2,175.8 million), representing an increase of 0.2% from last year.

8

Profit/(Loss) from Operations

•	Profit from operations in the fourth quarter of 2025 was RMB807.3 million (US$115.4 million), compared with loss from operations of RMB6,032.9 million in the fourth quarter of 2024 and RMB3,521.5 million in the third quarter of 2025. Excluding share-based compensation expenses, adjusted profit from operations (non-GAAP) was RMB1,251.3 million (US$178.9 million) in the fourth quarter of 2025, compared with adjusted loss from operations (non-GAAP) of RMB5,543.6 million in the fourth quarter of 2024 and RMB2,776.1 million in the third quarter of 2025 (which also excluded organizational optimization charges).

•	Loss from operations for the full year of 2025 was RMB14,041.2 million (US$2,007.9 million), representing a decrease of 35.8% from last year. Excluding share-based compensation expenses and organizational optimization charges, adjusted loss from operations (non-GAAP) was RMB11,512.8 million (US$1,646.3 million) in 2025, representing a decrease of 42.3% from last year.

Net Profit/(Loss) and Earnings Per Share/ADS

•	Net profit in the fourth quarter of 2025 was RMB282.7 million (US$40.4 million), compared with net loss of RMB7,111.5 million in the fourth quarter of 2024 and RMB3,480.5 million in the third quarter of 2025. Excluding share-based compensation expenses, adjusted net profit (non-GAAP) was RMB726.8 million (US$103.9 million) in the fourth quarter of 2025, compared with adjusted net loss (non-GAAP) of RMB6,622.2 million in the fourth quarter of 2024 and RMB2,735.1 million in the third quarter of 2025 (which also excluded organizational optimization charges).

•	Net loss for the full year of 2025 was RMB14,942.6 million (US$2,136.8 million), compared with net loss of RMB22,401.7 million in 2024. Excluding share-based compensation expenses and organizational optimization charges, adjusted net loss (non-GAAP) was RMB12,414.2 million (US$1,775.2 million) in 2025.

•	Net profit attributable to NIO’s ordinary shareholders in the fourth quarter of 2025 was RMB122.4 million (US$17.5 million), compared with net loss attributable to NIO’s ordinary shareholders of RMB7,131.8 million in the fourth quarter of 2024 and RMB3,660.8 million in the third quarter of 2025. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted net profit attributable to NIO’s ordinary shareholders (non-GAAP) was RMB728.1 million (US$104.1 million) in the fourth quarter of 2025, compared with adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) of RMB6,548.9 million in the fourth quarter of 2024 and RMB2,760.0 million in the third quarter of 2025 (which also excluded organizational optimization charges).

9

•	Net loss attributable to NIO’s ordinary shareholders for the full year of 2025 was RMB15,570.7 million (US$2,226.6 million). The net loss attributable to NIO’s ordinary shareholders was RMB22,657.7 million in 2024. Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted net loss attributable to NIO’s ordinary shareholders (non-GAAP) was RMB12,432.4 million (US$1,777.8 million) in 2025.

•	Basic and diluted net profit per ordinary share/ADS in the fourth quarter of 2025 were both RMB0.05 (US$0.01), compared with basic and diluted net loss per ordinary share/ADS of RMB3.45 in the fourth quarter of 2024 and RMB1.51 in the third quarter of 2025. Excluding share-based compensation expenses and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net profit per share/ADS (non-GAAP) were both RMB0.29 (US$0.04), compared with adjusted basic and diluted net loss per share/ADS (non-GAAP) of RMB3.17 in the fourth quarter of 2024 and RMB1.14 in the third quarter of 2025 (which also excluded organizational optimization charges).

•	Basic and diluted net loss per ordinary share/ADS for the full year of 2025 were both RMB6.85 (US$0.98). Excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, adjusted basic and diluted net loss per share/ADS (non-GAAP) were both RMB5.47 (US$0.78) in 2025.

Balance Sheet

•	Balance of cash and cash equivalents, restricted cash, short-term investment and long-term time deposits was RMB45.9 billion (US$6.6 billion) as of December 31, 2025. Although we achieved a profit from operations in the fourth quarter of 2025, and generated positive operating cash flows in the third and fourth quarter of 2025, we incurred net loss in full year of 2025 and our current liabilities exceeded current assets as of December 31, 2025. Based on our going concern and liquidity assessment, which considers our business plan including revenue growth from the sales of existing and new vehicle models, continuous optimization of operation efficiency to improve operating cash flows, working capital management, the ability to raise funds from banks under available credit quotas and other sources when needed, and uncertainties as to the successful execution of our business plan, we believe that our financial resources, including our available cash and cash equivalents, restricted cash and short-term investments, cash generated from operating activities and funds from available credit quotas and other sources will be sufficient to support our continuous operations in the ordinary course of business for the next twelve months.

10

Business Outlook

For the first quarter of 2026, the Company expects:

•	Deliveries of vehicles to be between 80,000 and 83,000 vehicles, representing an increase of approximately 90.1% to 97.2% from the same quarter of 2025.

•	Total revenues to be between RMB24,482 million (US$3,501 million) and RMB25,176 million (US$3,600 million), representing an increase of approximately 103.4% to 109.2% from the same quarter of 2025.

This business outlook reflects the Company’s current and preliminary view on the business situation and market condition, which is subject to change.

Conference Call

The Company’s management will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 10, 2026 (8:00 PM Beijing/Hong Kong/Singapore Time on March 10, 2026).

A live and archived webcast of the conference call will be available on the Company’s investor relations website at https://ir.nio.com/news-events/events.

For participants who wish to join the conference using dial-in numbers, please register in advance using the link provided below and dial in 10 minutes prior to the call. Dial-in numbers, passcode and unique access PIN would be provided upon registering.

11

https://s1.c-conf.com/diamondpass/10053467-woqvpz.html

A replay of the conference call will be accessible by phone at the following numbers, until March 17, 2026:

United States:	+1-855-883-1031
Hong Kong, China:	+852-800-930-639
Mainland, China:	+86-400-1209-216
Singapore:	+65-800-1013-223
International:	+61-7-3107-6325
Replay PIN:	10053467

About NIO Inc.

NIO Inc. is a pioneer and a leading company in the global smart electric vehicle market. Founded in November 2014, NIO aspires to shape a sustainable and brighter future with the mission of “Blue Sky Coming”. NIO envisions itself as a user enterprise where innovative technology meets experience excellence. NIO designs, develops, manufactures and sells smart electric vehicles, driving innovations in next-generation core technologies. NIO distinguishes itself through continuous technological breakthroughs and innovations, exceptional products and services, and a community for shared growth. NIO provides premium smart electric vehicles under the NIO brand, family-oriented smart electric vehicles through the ONVO brand, and small smart high-end electric cars with the FIREFLY brand.

12

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. NIO may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements, circulars or other publications made on the websites of each of The Stock Exchange of Hong Kong Limited (the “SEHK”) and the Singapore Exchange Securities Trading Limited (the “SGX-ST”), in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIO’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture vehicles of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the battery swapping, BaaS, and NIO Assisted and Intelligent Driving and its subscription services; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of its vehicles; its ability to control costs associated with its operations; its ability to build its current and future brands; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIO’s filings with the SEC and the announcements and filings on the websites of each of the SEHK and SGX-ST. All information provided in this press release is as of the date of this press release, and NIO does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Non-GAAP Disclosure

The Company uses non-GAAP measures, such as adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP), adjusted profit/(loss) from operations (non-GAAP), adjusted net profit/(loss) (non-GAAP), adjusted net profit/(loss) attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted net profit/(loss) per share/ADS (non-GAAP), in evaluating its operating results and for financial and operational decision-making purposes. The Company defines adjusted cost of sales (non-GAAP), adjusted research and development expenses (non-GAAP), adjusted selling, general and administrative expenses (non-GAAP) and adjusted profit/(loss) from operations (non-GAAP) and adjusted net profit/(loss) (non-GAAP) as cost of sales, research and development expenses, selling, general and administrative expenses, profit/(loss) from operations and net profit/(loss) excluding share-based compensation expenses and organizational optimization charges. The Company defines adjusted net profit/(loss) attributable to ordinary shareholders (non-GAAP) and adjusted basic and diluted profit/(loss) per share/ADS (non-GAAP) as profit/(loss) attributable to ordinary shareholders and basic and diluted profit/(loss) per share/ADS excluding share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value. By excluding the impact of share-based compensation expenses, organizational optimization charges and accretion on redeemable non-controlling interests to redemption value, which are either non-cash or not indicative of the Company’s ordinary or ongoing operations due to their size or nature, the Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects. The Company also believes that the non-GAAP financial measures allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

13

The non-GAAP financial measures are not presented in accordance with U.S. GAAP and may be different from non-GAAP methods of accounting and reporting used by other companies. The non-GAAP financial measures have limitations as analytical tools and when assessing the Company’s operating performance, investors should not consider them in isolation, or as a substitute for net profit/(loss) or other consolidated statements of comprehensive profit/(loss) data prepared in accordance with U.S. GAAP. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

The Company mitigates these limitations by reconciling the non-GAAP financial measures to the most comparable U.S. GAAP performance measures, all of which should be considered when evaluating the Company’s performance.

For more information on the non-GAAP financial measures, please see the table captioned “Unaudited Reconciliation of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the Renminbi or U.S. dollars amounts referred could be converted into U.S. dollars or Renminbi, as the case may be, at any particular rate or at all.

For more information, please visit: http://ir.nio.com.

Investor Relations

ir@nio.com

Media Relations

global.press@nio.com

Source: NIO

14

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	19,328,920	11,274,094	1,612,174
Restricted cash	8,320,728	14,745,975	2,108,646
Short-term investments	14,137,566	19,755,809	2,825,043
Trade and notes receivables	1,676,246	1,394,445	199,403
Amounts due from related parties	7,702,404	16,078,250	2,299,159
Inventory	7,087,223	8,530,854	1,219,896
Prepayments and other current assets	3,632,956	4,853,610	694,057
Total current assets	61,886,043	76,633,037	10,958,378
Non-current assets:
Long-term restricted cash	97,720	88,325	12,630
Property, plant and equipment, net.	25,892,904	25,827,968	3,693,350
Intangible assets, net	29,648	29,648	4,240
Land use rights, net	201,995	196,691	28,126
Long-term investments	3,126,007	2,480,518	354,709
Right-of-use assets - operating lease	12,797,158	11,711,306	1,674,694
Other non-current assets	3,573,137	7,433,585	1,062,989
Total non-current assets	45,718,569	47,768,041	6,830,738
Total assets	107,604,612	124,401,078	17,789,116
LIABILITIES
Current liabilities:
Short-term borrowings	5,729,561	4,691,910	670,934
Trade and notes payable	34,387,266	53,309,727	7,623,190
Amounts due to related parties, current	409,363	625,903	89,503
Taxes payable	400,146	439,240	62,810
Current portion of operating lease liabilities	1,945,987	2,163,768	309,415
Current portion of long-term borrowings	3,397,622	655,971	93,803
Accruals and other liabilities	16,041,079	16,696,044	2,387,502
Total current liabilities	62,311,024	78,582,563	11,237,157
Non-current liabilities:
Long-term borrowings	11,440,755	8,626,272	1,233,540
Non-current operating lease liabilities	11,260,735	10,092,039	1,443,142
Amounts due to related parties, non-current	329,492	604,178	86,396
Deferred tax liabilities	127,467	112,691	16,115
Other non-current liabilities	8,628,596	13,690,778	1,957,754
Total non-current liabilities	31,787,045	33,125,958	4,736,947
Total liabilities	94,098,069	111,708,521	15,974,104

15

NIO INC.

Unaudited Condensed Consolidated Balance Sheets

(All amounts in thousands)

	As of
	December 31, 2024	December 31, 2025	December 31, 2025
	RMB	RMB	US$
MEZZANINE EQUITY
Redeemable non-controlling interests	7,441,997	8,551,854	1,222,899
Total mezzanine equity	7,441,997	8,551,854	1,222,899
SHAREHOLDERS’ EQUITY
Total NIO Inc. shareholders’ equity	5,967,023	4,159,460	594,795
Non-controlling interests	97,523	(18,757)	(2,682)
Total shareholders’ equity	6,064,546	4,140,703	592,113
Total liabilities, mezzanine equity and shareholders’ equity	107,604,612	124,401,078	17,789,116

16

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended
	December 31, 2024	September 30, 2025	December 31, 2025	December 31, 2025
	RMB	RMB	RMB	US$
Revenues:
Vehicle sales	17,475,587	19,202,278	31,606,179	4,519,623
Other sales	2,227,840	2,591,597	3,044,062	435,295
Total revenues	19,703,427	21,793,875	34,650,241	4,954,918
Cost of sales:
Vehicle sales	(15,190,937)	(16,378,772)	(25,893,175)	(3,702,675)
Other sales	(2,203,547)	(2,390,534)	(2,683,007)	(383,665)
Total cost of sales	(17,394,484)	(18,769,306)	(28,576,182)	(4,086,340)
Gross profit	2,308,943	3,024,569	6,074,059	868,578
Operating expenses:
Research and development	(3,635,826)	(2,390,604)	(2,025,954)	(289,708)
Selling, general and administrative	(4,877,995)	(4,184,675)	(3,537,388)	(505,840)
Other operating income	171,943	29,188	296,553	42,407
Total operating expenses	(8,341,878)	(6,546,091)	(5,266,789)	(753,141)
(Loss)/profit from operations	(6,032,935)	(3,521,522)	807,270	115,437
Interest and investment (loss)/income	(169,919)	354,396	126,517	18,092
Interest expenses	(247,586)	(222,508)	(205,130)	(29,333)
Gain on extinguishment of debt	6,846	—	—	—
Share of losses of equity investees	(210,442)	(182,083)	(529,242)	(75,681)
Other (loss)/income, net	(527,524)	148,261	100,586	14,384
(Loss)/profit before income tax expense	(7,181,560)	(3,423,456)	300,001	42,899
Income tax benefit/(expense)	70,089	(57,029)	(17,283)	(2,471)
Net (loss)/profit	(7,111,471)	(3,480,485)	282,718	40,428
Accretion on redeemable non-controlling interests to redemption value	(93,570)	(155,369)	(161,624)	(23,112)
Net loss/(profit) attributable to non-controlling interests	73,272	(24,899)	1,349	193
Net (loss)/profit attributable to ordinary shareholders of NIO Inc.	(7,131,769)	(3,660,753)	122,443	17,509
Net (loss)/profit	(7,111,471)	(3,480,485)	282,718	40,428
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	351,100	(141,362)	(121,977)	(17,442)
Total other comprehensive income/(loss)	351,100	(141,362)	(121,977)	(17,442)
Total comprehensive (loss)/income	(6,760,371)	(3,621,847)	160,741	22,986
Accretion on redeemable non-controlling interests to redemption value	(93,570)	(155,369)	(161,624)	(23,112)
Net loss/(profit) attributable to non-controlling interests	73,272	(24,899)	1,349	193
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(6,780,669)	(3,802,115)	466	67
Weighted average number of ordinary shares/ADSs used in computing net loss per share/ADS
Basic	2,068,453,952	2,428,558,076	2,469,498,703	2,469,498,703
Diluted	2,068,453,952	2,428,558,076	2,510,927,676	2,510,927,676
Net (loss)/profit per share/ADS attributable to ordinary shareholders
Basic	(3.45)	(1.51)	0.05	0.01
Diluted	(3.45)	(1.51)	0.05	0.01

17

NIO INC.

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(All amounts in thousands, except for share and per share/ADS data)

	For the Year Ended December 31,
	2024	2025	2025
	RMB	RMB	US$
Revenues:
Vehicle sales	58,234,086	76,883,876	10,994,248
Other sales	7,497,473	10,603,634	1,516,299
Total revenues	65,731,559	87,487,510	12,510,547
Cost of sales:
Vehicle sales	(51,094,616)	(65,670,810)	(9,390,801)
Other sales	(8,144,181)	(9,900,995)	(1,415,823)
Total cost of sales	(59,238,797)	(75,571,805)	(10,806,624)
Gross profit	6,492,762	11,915,705	1,703,923
Operating expenses:
Research and development	(13,037,304)	(10,604,993)	(1,516,494)
Selling, general and administrative	(15,741,057)	(16,087,747)	(2,300,517)
Other operating income	411,526	735,797	105,218
Total operating expenses	(28,366,835)	(25,956,943)	(3,711,793)
Loss from operations	(21,874,073)	(14,041,238)	(2,007,870)
Interest and investment income	853,728	761,658	108,916
Interest expenses	(798,363)	(885,248)	(126,589)
Loss on extinguishment of debt	(4,480)	(14,660)	(2,096)
Share of loss of equity investees	(503,193)	(1,092,184)	(156,180)
Other (loss)/income, net	(98,143)	450,953	64,485
Loss before income tax expense	(22,424,524)	(14,820,719)	(2,119,334)
Income tax benefit/(expense)	22,815	(121,882)	(17,429)
Net loss	(22,401,709)	(14,942,601)	(2,136,763)
Accretion on redeemable non-controlling interests to redemption value	(347,516)	(609,857)	(87,208)
Net loss/(profit) attributable to non-controlling interests	91,533	(18,220)	(2,605)
Net loss attributable to ordinary shareholders of NIO Inc.	(22,657,692)	(15,570,678)	(2,226,576)
Net loss	(22,401,709)	(14,942,601)	(2,136,763)
Other comprehensive income/(loss)
Foreign currency translation adjustment, net of nil tax	149,668	(2,860)	(409)
Total other comprehensive income/(loss)	149,668	(2,860)	(409)
Total comprehensive loss	(22,252,041)	(14,945,461)	(2,137,172)
Accretion on redeemable non-controlling interests to redemption value	(347,516)	(609,857)	(87,208)
Net loss/(profit) attributable to non-controlling interests	91,533	(18,220)	(2,605)
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(22,508,024)	(15,573,538)	(2,226,985)
Weighted average number of ordinary shares/ADS used in computing net loss per share
Basic and diluted	2,054,614,522	2,272,635,997	2,272,635,997
Net loss per share/ADS attributable to ordinary shareholders
Basic and diluted	(11.03)	(6.85)	(0.98)

18

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended December 31, 2025
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(28,576,182)	14,098	—	(28,562,084)
Research and development expenses	(2,025,954)	281,102	—	(1,744,852)
Selling, general and administrative expenses	(3,537,388)	148,868	—	(3,388,520)
Total	(34,139,524)	444,068	—	(33,695,456)
Profit from operations	807,270	444,068	—	1,251,338
Net profit	282,718	444,068	—	726,786
Net profit attributable to ordinary shareholders of NIO Inc.	122,443	444,068	161,624	728,135
Net profit per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	0.05	0.18	0.06	0.29
Net profit per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	0.01	0.02	0.01	0.04

(All amounts in thousands, except for share and per share/ADS data)

	Three Months Ended September 30, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(18,769,306)	15,988	26,129	—	(18,727,189)
Research and development expenses	(2,390,604)	279,090	172,594	—	(1,938,920)
Selling, general and administrative expenses	(4,184,675)	154,467	97,113	—	(3,933,095)
Total	(25,344,585)	449,545	295,836	—	(24,599,204)
Loss from operations	(3,521,522)	449,545	295,836	—	(2,776,141)
Net loss	(3,480,485)	449,545	295,836	—	(2,735,104)
Net loss attributable to ordinary shareholders of NIO Inc.	(3,660,753)	449,545	295,836	155,369	(2,760,003)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(1.51)	0.19	0.12	0.06	(1.14)

	Three Months Ended December 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(17,394,484)	19,641	—	(17,374,843)
Research and development expenses	(3,635,826)	344,088	—	(3,291,738)
Selling, general and administrative expenses	(4,877,995)	125,564	—	(4,752,431)
Total	(25,908,305)	489,293	—	(25,419,012)
Loss from operations	(6,032,935)	489,293	—	(5,543,642)
Net loss	(7,111,471)	489,293	—	(6,622,178)
Net loss attributable to ordinary shareholders of NIO Inc.	(7,131,769)	489,293	93,570	(6,548,906)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(3.45)	0.23	0.05	(3.17)

19

NIO INC.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(All amounts in thousands, except for share and per share/ADS data)

	Year Ended December 31, 2025
	GAAP Result	Share-based compensation	Organizational optimization charges	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB	RMB
Cost of sales	(75,571,805)	57,954	80,411	—	(75,433,440)
Research and development expenses	(10,604,993)	1,129,859	388,126	—	(9,087,008)
Selling, general and administrative expenses	(16,087,747)	602,914	269,187	—	(15,215,646)
Total	(102,264,545)	1,790,727	737,724	—	(99,736,094)
Loss from operations	(14,041,238)	1,790,727	737,724	—	(11,512,787)
Net loss	(14,942,601)	1,790,727	737,724	—	(12,414,150)
Net loss attributable to ordinary shareholders of NIO Inc.	(15,570,678)	1,790,727	737,724	609,857	(12,432,370)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(6.85)	0.79	0.32	0.27	(5.47)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (USD)	(0.98)	0.11	0.05	0.04	(0.78)

(All amounts in thousands, except for share and per share data/ADS data)

	Year Ended December 31, 2024
	GAAP Result	Share-based compensation	Accretion on redeemable non-controlling interests to redemption value	Adjusted Result (Non-GAAP)
	RMB	RMB	RMB	RMB
Cost of sales	(59,238,797)	71,779	—	(59,167,018)
Research and development expenses	(13,037,304)	1,296,136	—	(11,741,168)
Selling, general and administrative expenses	(15,741,057)	560,597	—	(15,180,460)
Total	(88,017,158)	1,928,512	—	(86,088,646)
Loss from operations	(21,874,073)	1,928,512	—	(19,945,561)
Net loss	(22,401,709)	1,928,512	—	(20,473,197)
Net loss attributable to ordinary shareholders of NIO Inc.	(22,657,692)	1,928,512	347,516	(20,381,664)
Net loss per share/ADS attributable to ordinary shareholders, basic and diluted (RMB)	(11.03)	0.94	0.17	(9.92)

i All translations from RMB to USD for the fourth quarter and full year of 2025 were made at the rate of RMB6.9931 to US$1.00, the noon buying rate in effect on December 31, 2025 in the H.10 statistical release of the Federal Reserve Board.

ii Vehicle margin is the margin of new vehicle sales, which is calculated based on revenues and cost of sales derived from new vehicle sales only.

iii Except for gross margin and vehicle margin, where absolute changes instead of percentage changes are calculated.

20